ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076

October 16, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Larry Spirgel

Re:	AdCare Health Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed July 8, 2013
Forms 10-Q/A for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012
Filed July 8, 2013
Response dated October 3, 2013
File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Boyd P. Gentry, dated October 10, 2013. For the convenience of the Staff, the Company has restated in this letter in italics each of the Comments and numbered each of the Company’s responses to correspond to the number of each of the Comments.

Form 10-Q/A#1 for the quarterly period ended September 30, 2012

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

1.
We note your response to comment 10. Tell us when the third party assurances and business advisory services firm, that assisted in management’s assessment of internal controls during 2011 and 2012, conducted its work. Tell us the quarterly reporting periods during which internal controls were assessed by this advisory firm. Tell us when the senior accounting and finance positions, cited in your August 29, 2013 response letter, became vacant, the time span over which each of those vacancies extended and the reasons why these positions were not filled. In this regard, it is still unclear to us how your principal executive and principal financial officers originally were able to conclude that there were no significant changes in your internal control over financial reporting. Please advise.

The Company engaged the third party assurance and business advisory services firm to assist management with its assessment of internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2011 and 2012. The 2011 engagement began in August 2011 and concluded in March 2012. The 2012 engagement began in August 2012 and concluded in April 2013. The scope of each engagement was designed to assist management in its annual assessment of internal control over financial reporting and did not include assistance with the Company’s assessment of internal control over financial reporting during the 2011 or 2012 quarterly reporting periods.
During the year ended December 31, 2012, the Company experienced vacancies in the following senior accounting and finance positions:

Position	Original Hire Date	Termination Date	Replacement Hire Date	Vacancy Period
Vice President, Finance	4/1/2011	5/1/2012	12/27/2012	8 months
Vice President, Controller	6/13/2005	7/6/2012	4/1/2013	6 months
SEC Reporting Manager	6/18/2012	12/7/2012	5/13/2013	1 month
Accounting Manager	4/11/2011	8/31/2012	4/5/2013	4 months
For purposes of this response, the “vacancy period” with respect to any position listed above means the time such position was vacant from January 1, 2012 through the time the determination was made with respect to the effectiveness of internal control over financial reporting as of December 31, 2012.
The Company actively recruited for these positions during the vacancy periods, including seeking individuals with specific industry experience to fill the Vice President, Finance and Accounting Manager positions. Offers were extended to two candidates for the Vice President, Finance position during the vacancy period but were declined. The duties and responsibilities for the referenced positions were assigned to and performed by other personnel within the Company during the vacancy periods. These assignments, along with the qualifications of the individuals who performed those duties and responsibilities, were as follows:

1.
The Vice President, Finance duties and responsibilities were primarily performed by the Chief Financial Officer. The Chief Financial Officer held a Bachelor of Science degree in accounting and was a Certified Public Accountant. The former Vice President, Finance remained available to the Company on a consulting basis to provide assistance with complex industry-related accounting decisions.

2.
The Vice President, Controller duties and responsibilities were primarily performed by the Assistant Controller and a new Corporate Controller, who was promoted from the Company’s Director of Accounting position. The former Vice President, Controller, held a Masters in Business Administration degree. The Assistant Controller held a Bachelor of Science degree in finance. The Corporate Controller held a Bachelor of Science degree in accounting and was a Certified Public Accountant.

3.
The SEC Reporting Manager position was created in 2012 to assist the Vice President, Controller and Assistant Controller and, as such, was thought to only enhance internal control as well as potentially assist with the duties and responsibilities of the Vice President, Finance position. The SEC Reporting Manager held a Bachelor of Science degree in accounting and a Masters of Business Administration degree, was a Certified Public Accountant, and had significant experience in SEC reporting and controls. The responsibilities of this position were performed by the Assistant Controller and Corporate Controller subsequent to the time of termination in December 2012.

4.	The Accounting Manager duties and responsibilities were performed by various staff accountants on an interim basis.
The Chief Financial Officer was primarily responsible for assessing the adequacy and sufficiency of the personnel, including the personnel performing the duties and responsibilities of any vacant position and the impact of the vacant positions, participating in internal control over financial reporting. The assignment of duties and responsibilities from the vacant positions noted above, primarily to the Corporate Controller and Assistant Controller, appeared at the time to be appropriate based on the qualifications of those individuals. Based on the Chief Financial Officer’s previous experience and qualifications, there was nothing to indicate that he was not competent in making such assessments of these personnel. As such, it was believed there were no changes to the internal control over financial reporting during the quarters ended March 31, June 30, and September 30, 2012 that would have materially affected, or were reasonably likely to materially affect, internal control over financial reporting. As a result, the Company believed at the time the applicable determinations were made that internal control over financial reporting required to be disclosed in the reports filed pursuant to the Exchange Act was effective.
During 2012, the Chief Financial Officer was primarily responsible for determining the accounting treatment of several complex or non-routine accounting transactions, which the Company later determined to be erroneous. Consequently, the Company amended its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2012 to correct for such errors in accounting treatment, among other things. These amendments corrected the following errors:

	Adjustment Description	Qtr Ended	Qtr Ended	Qtr Ended	Total
		3/31/2012	6/30/2012	9/30/2012	Adjustment
1	Medicaid Recoupment: Adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year. The restatement primarily related to required adjustments resulting from the timing of recognition for state recoupments for Medicaid overpayments for certain facilities.	$(402,572)	$—	$—	$(402,572)
	% of Total Adjustments	26.5%	—%	—%	7.9%

2	Arkansas Spend - Up: The recognition of expense related to direct care compensation obligations incurred for the facilities located in Arkansas. The recognition of the expense and obligation was initially recognized over the perceived requisite service period until the payment date. However, the obligations should have been expensed immediately in the period incurred as the obligation related to prior services rendered. The restatement is primarily a result of misapplication of accounting principles.	$(917,787)	$257,889	$(525,404)	$(1,185,302)
	% of Total Adjustments	60.5%	(20.8)%	22.2%	23.2%

3a	Arkansas Facility: The recognition of operating expenses incurred within the 2012 year that were incorrectly deferred or capitalized on the balance sheet prior to beginning operations at one facility. The expenses should have been recognized in the interim reporting period in which the costs were incurred. The restatement is primarily a result of the misapplication of accounting principles.	$(21,535)	$(401,231)	$(201,228)	$(623,994)
	% of Total Adjustments	1.4%	32.4%	8.5%	12.2%

3b	Arkansas Facility: The recognition of interest expense incurred within the 2012 year that was incorrectly deferred or capitalized on the balance sheet prior to beginning operations at one facility. The expense should have been recognized in the interim reporting period in which it was incurred. The restatement is primarily a result of the misapplication of accounting principles.	$—	$(269,596)	$(82,438)	$(352,034)
	% of Total Adjustments	—%	21.8%	3.5%	6.9%

4	Compensated Absences: The correction of payroll-related operating expenses resulting from incorrect accounting for accrued vacation.	$(176,140)	$(704,498)	$(37,430)	$(918,068)
	% of Total Adjustments	11.6%	57.0%	1.6%	17.9%

5	Oklahoma Facility: The correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred. The restatement primarily relate to the misapplication of accounting principles.	$—	$(119,498)	$(290,502)	$(410,000)
	% of Total Adjustments	—%	9.7%	12.3%	8.0%

6	Provider Tax: Incorrect reversal of the expense associated with a state’s bed tax that should have been expensed in the interim reporting period in which the costs were incurred.	$—	$—	$(983,823)	$(983,823)
	% of Total Adjustments	—%	—%	41.6%	19.2%

7	Bad Debt: Recognition of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year.	$—	$—	$(242,658)	$(242,658)
	% of Total Adjustments	—%	—%	10.3%	4.7%

	Total Adjustments	$(1,518,034)	$(1,236,934)	$(2,363,483)	$(5,118,451)
		29.7%	24.2%	46.2%	100%

	Total Quarterly and Total Adjustments for 2012	$(2,111,842)	$(917,780)	$(2,805,755)	$(6,620,387)
		71.9%	134.8%	84.2%	77.3%

The errors and related adjustments identified above were the primary reason the Company amended its previously issued Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2012. These errors were identified in connection with the audit of the Company's financial statements for the year ended December 31, 2012, and, when identified, called into question the adequacy, training, and qualifications of individuals who were primarily responsible for the control process.

2.
Similarly, in light of these conditions, it is unclear to us how your principal executive and principal financial officers originally concluded that your disclosure controls and procedures were effective, as of the end of each fiscal quarter during 2012 in accordance with Item 307 of Regulation S-K and Rule 15b of Regulation 13A or Rule 15b of Regulation 15D. Please advise.

During each of the quarters ended March 31, June 30, and September 30, 2012, management performed an evaluation of the effectiveness of the Company’s disclosure controls and procedures as required by the Exchange Act. Management completed a Generally Accepted Accounting Principles disclosures checklist; made inquiry of appropriate personnel regarding potential disclosure items; and confirmed that the notes to the financial statements included adequate disclosure of all matters of which the Company was aware that were relevant to the Company’s ability to continue as a going concern. During these evaluations, management did not identify any issues with the disclosure controls and procedures during any of these periods. Based upon these evaluations, management believed at the time the applicable determinations were made, that the disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed pursuant to the Exchange Act were effective.
The Chief Financial Officer was primarily responsible for determining and disclosing the accounting treatment for complex and non-routine transactions. The deficiencies in the skill set of the Company personnel primarily responsible for the control process and accumulating and communicating information to management was not evident until the errors noted above were identified in connection with the audit of the Company’s financial statements for the year ended December 31, 2012.
* * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, each as may be amended (collectively, the “Filings”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Very truly yours,

/s/ Ronald W. Fleming
Ronald W. Fleming
Chief Financial Officer